EXHIBIT 12.1
AK STEEL HOLDING CORPORATION
RATIO OF EARNINGS TO COMBINED FIXED CHARGES
(dollars in millions)

	2017	2016	2015	2014	2013
Combined fixed charges:
Capitalized interest credit	$1.9	$3.1	$2.1	$2.7	$2.7
Interest factor in rent expense	5.2	5.6	5.3	4.3	3.3
Other interest and fixed charges	152.3	164.0	173.1	144.2	127.6
Preference dividends	—	—	—	—	—
Total combined fixed charges	$159.4	$172.7	$180.5	$151.2	$133.6

Earnings—pre-tax income (loss) with applicable adjustments	$265.4	$137.3	$(452.8)	$52.4	$48.4

Ratio of earnings to combined fixed charges	1.7	NM*	NM*	NM*	NM*

* In 2016, 2015, 2014 and 2013, earnings were less than combined fixed charges by $35.4, $633.3, $98.8 and $85.2, respectively.